Mail Stop 6010

July 10, 2006

Victor J. Bacigalupi, Esq.
Executive Vice President, Chief Administrative Officer
  General Counsel and Secretary
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597-2098

Re: **The PMI Group, Inc.**
       Registration Statement on Form S-4
       File Number 333-135579

Dear Mr. Bacigalupi:

This is to advise you that we are not conducting a full review of the above registration statement. However, we will be reviewing your registration statement for resolution of any comments that may be issued by our Office of Mergers and Acquisition on the Schedule TO filed on June 16, 2006. Please note that any comments that will be issued on the Schedule TO will be issued under a separate cover letter. All comments will need to be fully resolved before we take final action on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John L. Savva, Esq.
        Sullivan & Cromwell LLP
        1870 Embarcadero Road
        Palo Alto, CA 94303